Exhibit No. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC.
TO PRESENT AT
GOLDMAN SACHS CONFERENCE

TORONTO, June 2, 2004 - Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) will participate in the Goldman Sachs Lodging, Gaming and Leisure Conference to be held in New York on June 8, 2004. William R. Fatt, FHR’s Chief Executive Officer, will present at approximately 9:15 a.m. Eastern Time.

Interested participants can access a live audio webcast of the presentation and slide materials through FHR’s website at www.fairmont.com/investor. A replay of the presentation will be archived for three months. The webcast will last for approximately 40 minutes.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 82 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management. Fairmont manages 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact:	Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com